FIDELITY BOND RESOLUTION

RESOLVED, that the Fidelity Bond, No. 106655806, that has been issued for TANAKA Funds, Inc. (the "Trust") with respect to its series, the TANAKA Growth Fund (the "Fund"), by the St. Paul Fire and Marine Insurance Company in the amount of $300,000.00, to protect the Trust and the Fund against loss due to larceny and embezzlement of Fund assets by officers and employees of the Trust, is hereby approved as reasonable in form and amount; and it is further

RESOLVED, that the term of the Fidelity Bond from December 15, 2025 through December 15, 2026 and payment of the premium in the amount of $845 are hereby approved; and it is further

RESOLVED, that the appropriate officers of the Trust be, and hereby are, authorized to renew the fidelity bond coverage of the Trust for the period December 15, 2025 through December 15, 2026, in an aggregate amount sufficient to maintain compliance with Rule 17g-1of the Investment Company Act of 1940, as amended, and to provide substantially the same coverage as the existing policy; and it is further

RESOLVED, that the appropriate officers of the Trust be, and hereby are, authorized and directed to file, or cause to be filed, such documents, papers and other items as may be required, with the Securities and Exchange Commission in conformity with applicable requirements of law.


Michael A Vieira
PO Box 2950
Hartford, CT 06104-2950
Phone: (917) 778-6225
Email: MVIEIRA@travelers.com

December 23, 2025

Gina Schnirring
RSC INS BRKG INC
P.O. BOX 818078
CLEVELAND, OH 44181

RE:	Insured Name:	TANAKA FUNDS, INC.
	Binder Type:	Premium Only
	Product:	**INVESTMENT COMPANY BOND**
		IVBB-15001 (01-16)
	Bond Number:	106655806
	Bond Period:	December 15, 2025 to December 15, 2026
	Binder Expiration Date:	January 22, 2026

Dear Gina Schnirring:

On behalf of **Travelers Casualty and Surety Company of America** we are pleased to bind coverage for the following Insurance.

INVESTMENT COMPANY BOND:

Insuring Agreement	Single Loss Limit of Insurance	Single Loss Deductible Amount
A. FIDELITY Coverage A.1. Larceny or Embezzlement	$300,000	$0
Coverage A.2. Restoration Expenses	$300,000	$5,000
B. ON PREMISES	$300,000	$5,000
C. IN TRANSIT	$300,000	$5,000
D. FORGERY OR ALTERATION	$300,000	$5,000
E. SECURITIES	$300,000	$5,000
F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS	$300,000	$5,000
G. CLAIM EXPENSE	$50,000	$5,000
H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS	$50,000	$5,000
I. COMPUTER SYSTEMS Coverage I.1. Computer Fraud	$300,000	$5,000
Coverage I.2. Fraudulent Instructions	Not Covered	
Coverage I.3. Restoration Expense	Not Covered	
J. UNCOLLECTIBLE ITEMS OF DEPOSIT	$50,000	$5,000

If *"Not Covered"* is inserted opposite any specified Insuring Agreement above, or if no amount is included, in the Single Loss Limit of

Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

DISCOVERY PERIOD FOR BOND COVERAGE:

Additional Premium Percentage: 100% of the annualized premium

Additional Months: 12 months

TOTAL ANNUAL PREMIUM - $845.00

(Other term options listed below, if available)

PREMIUM DETAIL:

Term	Payment Type	Premium	Taxes	Surcharges	Total Premium	Total Term Premium
1 Year	Prepaid	$845.00	$0.00	$0.00	$845.00	$845.00

BOND FORMS APPLICABLE:

IVBB-15001-0116	Investment Company Bond Declarations
IVBB-16001-0116	Investment Company Bond

ENDORSEMENTS APPLICABLE:

IVBB-17022-1019	New York Insurance Mandatory Regulation 209 Endorsement
IVBB-18023-1217	New York Cancelation, Termination, Change or Modification Endorsement
IVBB-19002-0116	Social Engineering Fraud Insuring Agreement
IVBB-19004-0116	Named Insured Endorsement
IVBB-19010-0116	Unauthorized Signature Endorsement
IVBB-19038-0422	Global Coverage Compliance Endorsement
IVBB-19044-0518	Automatic Increase In Insuring Agreement A.1. Single Loss Limit of Insurance Endorsement
IVBB-19045-0319	Replace General Agreement A. Organic Growth Endorsement

CONTINGENCIES:

This binder is contingent on the acceptable underwriting review of the following information prior to the Binder expiration date.

        None

This binder is a conditional binder, valid until January 22, 2026. This binder will expire on the noted date, at the noted time, unless the required underwriting information stated in the Contingencies section is provided to Travelers and then reviewed and accepted by Travelers prior to the noted expiration date and time.

This bond will not take effect unless Underwriting Information is received and satisfactorily reviewed by January 22, 2026 (Binder Expiration Date). If you do not submit the Underwriting Information on or before the Binder Expiration Date, no bond will be issued.

COMMISSION: 15.00%

NOTES:

NOTICES:

It is the agent's or broker's responsibility to comply with any applicable laws regarding disclosure to the bondholder of commission or other compensation we pay, if any, in connection with this bond or program.

Important Notice Regarding Compensation Disclosure

For information about how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: http://www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html

If you prefer, you can call the following toll-free number: 1-866-904-8348. Or you can write to us at Travelers, Agency Compensation, P.O. Box 2950, Hartford, CT 06104-2950.

Sincerely,

Michael A Vieira
Travelers Bond & Specialty Insurance